UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
_____________________
ENPHASE ENERGY, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Certain Options to Purchase Common Stock, $0.00001 Par Value Per Share
(Title of Class of Securities)
29355A107
(CUSIP Number of Common Stock Underlying Class of Securities)
Paul B. Nahi
President, Chief Executive Officer
c/o Enphase Energy, Inc.
1420 North McDowell Boulevard
Petaluma, California 94954
(877) 797-4743
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf of Filing Person)
Copies to

John H. Sellers, Esq. Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000
_____________________
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,633,245	$189.29

*
Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. These stock options covered an aggregate of

3,801,046 shares of the issuer’s common stock, and had an aggregate value of $1,633,245 as of March 30, 2017, calculated based on a Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $115.90 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.1% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $189.29    Filing Party: Enphase Energy, Inc.
Form or Registration No.: 005-86790    Date Filed: April 3, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed on April 3, 2017 by Enphase Energy, Inc., a Delaware corporation (the “Company”), in connection with the offer (the “Offer”) by the Company to certain optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.00001 per Share (“Common Stock”) for restricted stock unit awards upon the terms and conditions set forth in the Offer to Exchange Eligible Options for Restricted Stock Units dated April 3, 2017 (the “Exchange Offer”), and in the related Election Form and Notice of Withdrawal of Election Form. This Amendment No. 1 is the final amendment being filed in order to report the results of the Offer. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO remain unchanged.
Item 4.     Terms of the Transaction.
Item 4 of the Schedule TO is hereby further amended and supplemented as follows:
The Offer expired at 4:00 p.m. U.S. Pacific Time, on Monday, May 1, 2017. Pursuant to the Offer, as of the expiration of the Offer, the Company accepted elections to exchange options to purchase 2,362,470 shares of Common Stock representing approximately 66% of the shares subject to Eligible Options as of May 1, 2017 for the grant of Restricted Stock Units for 733,559 shares of Common Stock. The Company has sent or will send via email to each holder of Eligible Options who made an election to participate in the Offer a Confirmation Letter to Eligible Holders Participating in the Exchange Offer substantially in the form of Exhibit (a)(I)(H) to the Schedule TO confirming each holder’s final election/s with respect to his/her Eligible Options.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Eligible Options for Restricted Stock Units dated April 3, 2017
(a)(1)(B)*	Form of E-Mail Announcement of Offer to Exchange Eligible Options for Restricted Stock Units
(a)(1)(C)*	Election Form
(a)(1)(D)*	Notice of Withdrawal of Election Form
(a)(1)(E)*	Form of Communication to Eligible Holders Participating in the Exchange Offer Confirming Receipt of Election Form
(a)(1)(F)*	Form of Communication to Eligible Holders Confirming Receipt of Notice of Withdrawal
(a)(1)(G)*	Form of Reminder E-Mail to Eligible Holders
(a)(1)(H)*	Form of Confirmation Letter to Eligible Holders Participating in the Exchange Offer
(a)(1)(I)*	Form Of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (Post-Expiration Time for New RSU grants)
(a)(1)(J)	Annual Report on Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission on March 16, 2017 and incorporated herein by reference

(b)	Not applicable
(d)(1)
2006 Equity Incentive Plan, as amended, and related documents, filed as Exhibit 99.1 to the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission on May 14, 2012 (SEC File No. 333-181382) and incorporated herein by reference

(d)(2)
2011 Equity Incentive Plan, as amended and forms of agreement thereunder, filed as Exhibit 99.1 to the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2016 (SEC File No. 001-35480) and incorporated herein by reference

(d)(3)
Employment Agreement by and between Enphase Energy, Inc. and Paul Nahi, dated January 1, 2007, filed as Exhibit 10.5 to the Company’s registration statement on Form S-1/A filed with the Securities and Exchange Commission on March 12, 2012 (SEC File No. 333-174925) and incorporated herein by reference

(d)(4)
Severance and Change in Control Benefit Plan, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2013 (SEC File No. 001-35480) and incorporated herein by reference

(d)(5)
2011 Employee Stock Purchase Plan, filed as Exhibit 199.3 to the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission on May 14, 2012 (SEC File No. 333-181382) and incorporated herein by reference

(d)(6)
Form of Indemnification Agreement by and between the Company and each of its directors and officers, filed as Exhibit 10.1 to the Company’s registration statement on Form S-1/A with the Securities and Exchange Commission on May 12, 2012 (SEC File No. 333-174925) and incorporated herein by reference

(g)	Not applicable
*Previously filed with the Schedule TO filed with the Securities and Exchange Commission on April 3, 2017 and incorporated herein by reference.
Item 13.    Information Required by Schedule 13E-3.
Not applicable.
SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ENPHASE ENERGY, INC.
By:     /s/ Paul B. Nahi
Paul B. Nahi
President, Chief Executive Officer
Date: May 4, 2017

Index to Exhibits

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Eligible Options for Restricted Stock Units dated April 3, 2017
(a)(1)(B)*	Form of E-Mail Announcement of Offer to Exchange Eligible Options for Restricted Stock Units
(a)(1)(C)*	Election Form
(a)(1)(D)*	Notice of Withdrawal of Election Form
(a)(1)(E)*	Form of Communication to Eligible Holders Participating in the Exchange Offer Confirming Receipt of Election Form
(a)(1)(F)*	Form of Communication to Eligible Holders Confirming Receipt of Notice of Withdrawal
(a)(1)(G)*	Form of Reminder E-Mail to Eligible Holders
(a)(1)(H)*	Form of Confirmation Letter to Eligible Holders Participating in the Exchange Offer
(a)(1)(I)*	Form Of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (Post-Expiration Time for New RSU grants)
(a)(1)(J)	Annual Report on Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission on March 16, 2017 and incorporated herein by reference
(b)	Not applicable
(d)(1)
2006 Equity Incentive Plan, as amended, and related documents, filed as Exhibit 99.1 to the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission on May 14, 2012 (SEC File No. 333-181382) and incorporated herein by reference

(d)(2)
2011 Equity Incentive Plan, as amended and forms of agreement thereunder, filed as Exhibit 99.1 to the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2016 (SEC File No. 001-35480), and incorporated herein by reference

(d)(3)
Employment Agreement by and between Enphase Energy, Inc. and Paul Nahi, dated January 1, 2007, filed as Exhibit 10.5 to the Company’s registration statement on Form S-1/A filed with the Securities and Exchange Commission on March 12, 2012 (SEC File No. 333-174925), and incorporated herein by reference

(d)(4)
Severance and Change in Control Benefit Plan, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2013 (SEC File No. 001-35480) and incorporated herein by reference

(d)(5)
2011 Employee Stock Purchase Plan, filed as Exhibit 199.3 to the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission on May 14, 2012 (SEC File No. 333-181382), and incorporated herein by reference

(d)(6)
Form of Indemnification Agreement entered into by and between Enphase Energy, Inc. and each of its directors and officers, filed as Exhibit 10.1 to the Company’s registration statement on Form S-1/A with the Securities and Exchange Commission on May 12, 2012 (SEC File No. 333-174925) and incorporated herein by reference

(g)	Not applicable
*Previously filed with the Schedule TO filed with the Securities and Exchange Commission on April 3, 2017 and incorporated herein by reference.